December 21, 2007

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: John J. Harrington, Esq.
Attorney Advisor

Re:            Elephant Talk Communications, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed November 21, 2007
File No. 000-30061

Ladies and Gentlemen:

On behalf of Elephant Talk Communications, Inc. (“ETC” or the “Company”), we are responding to the comments received from your office by letter dated December 18, 2007 with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy”). We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Preliminary Proxy. All page references (excluding those in the headings and the Staff comments) refer to pages of the marked copy of Amendment No. 1 to the Preliminary Proxy, as applicable, which are being filed concurrently and reflect the Company’s responses to your comments.

General

1.
Please provide the information required by Item 5(a) of Schedule 14A for each matter to be acted upon. Describe substantial interests of officers and directors, directly or indirectly. In providing this disclosure, consider not only the specific acts to be approved (e.g. the reverse split or the preferred authorization), but the consequences of such approval (e.g. the ability to issue additional common shares or preferred shares).

ANSWER:   Where applicable, we have provided the request disclosure.

Corporate Governance, page 10

2.	Provide the information required by Regulation S-B Item 404(a). Refer to Schedule 14A Item 7.

ANSWER:  On page 10, we have provided the requested disclosure.

Proposal to Approve a Twenty Five to One Reverse Split of Our Issued and Outstanding Common Stock, page l2

2.
Please clearly state the reasons for) and general effect of, the reverse split. For example, since it appears that the reverse split will substantially increase your authorized but unissued common stock, disclose whether the reverse split is being undertaken as an alternative to increasing your authorized common stock. If so, clearly state that this is a reason for the proposal. Disclose your plans for the increased authorized common shares. Please note that if the increase in authorized, unissued shares will be used in an acquisition information regarding the to-be-acquired company may be required by Note A to Schedule A. Please advise.

ANSWER: Please note the added disclosure on page 16 in response to your comment. The Company has also provided disclosure regarding the use of its increased amount of authorized but unissued shares of common stock to satisfy its existing obligations. The Company has no plans at this point to use the increased amount of unissued shares to engage in any acquisition or other transaction or other transaction upon which its shareholders will not have the opportunity to separately vote.

4.	Disclose how many shares will be outstanding after giving effect to the reverse split and how many shares will be authorized but unissued after the split.

ANSWER:  We have disclosed each of the requested amounts.  Please see pages 17 and 18.

5.
Identify all shares that you are obligated to issue, pursuant to convertible securities, employment arrangements or other agreements. Provide this information prior to the reverse split and after giving effect to the reverse split. Describe the material provisions of securities or agreements whereby you are obligated to issue common shares so that your shareholders can determine how and when these shares may be issued following the reverse split.

ANSWER:  Please note the Company’s revised disclosure on pages 17, 28 and 29.

6.
Provide quantitative disclosure of the maximum potential dilution to current shareholders as a result of the reverse split and the consequent increase in authorized but unissued common shares. Assume that all shares identified in response to the previous comment will be issued.

ANSWER:  Please note the Company’s revised disclosure on page 18, based on this assumption.

7.	Disclose the effect of creating odd lot holders as a result of the reverse stock split. Discuss the increased transaction costs associated with sales of odd lots.

ANSWER:  Please note the Company’s revised disclosure on page 19.

Proposal to Approve the Adoption of an Amended and Restated Certificate of Incorporation… To: (1) Authorize 50.000.000 Shares of Preferred Stock…, page 18

8.
Please describe any plans for the use of the blank check preferred stock. If you have no present plans or intentions to issue blank check preferred stock, clearly so state. If the only reason for the proposal is to increase flexibility to seek equity financing, explain why you are seeking such flexibility at this point in time. Refer to Item 11 of Schedule 14A.

ANSWER:  Please note the Company’s revised disclosure on pages 20 through 22.  We have stated we have no present intent to create or issue any series of preferred stock.

9.
Please provide an explanation of how the issuance of the blank check preferred shares could potentially dilute existing shareholders control and beneficial interest in the company, or otherwise affect their rights as shareholders.

ANSWER:  Please note the Company’s revised disclosure on pages 20 through 22.

The Incentive Plan Proposal, page 20

10.	Clarify whether the 5,000,000 shares you have reserved for issuance pursuant to the incentive plan takes into account the reverse split or would be adjusted.

ANSWER:  Please note the Company’s revised disclosure on page 23, clarifying that this amount will remain unchanged post reverse split.

Other Information, page 25

Beneficial Ownership of Principal Stockholders, Officers and Directors, page 25

11.
Please provide the information required by Item 6(e) of Schedule 14A (and the instructions thereto) regarding changes of control since the beginning of your last fiscal year. We note that you have disclosed various beneficial ownership amounts for Rising Water Capital in the table and in the footnotes and that these amounts have changed in your filings since the beginning of your last fiscal year. Include clear and concise disclosure of the transactions which have affected, by increasing or decreasing, Rising Water Capital's level of control over your company.

ANSWER:  Please note the Company’s revised disclosure on page 28.

12.
Revise your table to include all shares that Rising Water Capital or its affiliates may receive through the exercise or conversion of the company's outstanding derivative securities and pursuant to commitments (i.e. compensation for the failed True Precise acquisition). You may include clarifying disclosure in the accompanying footnote, such as the need to increase the amount of authorized for the company to be able to issue such shares.

ANSWER:  The Company has made the request revisions. Please note the Company’s revised disclosure in the table on page 28 and footnote (B) thereto.

13.
Your disclosure in footnote (B) on page 26 appears inconsistent. The shares that Rising Water Capital could own do not appear to add up to 597,350,851. Please revise accordingly to clearly identify the shares that Rising Water Capital would have the right to acquire within 60 days if there were sufficient authorized shares. Also explain why ownership of 597,350,851 shares of your common stock would be equal to 72.5% beneficial ownership. We note that of your approximately $238 million outstanding common shares, approximately $138 million appear to be owned by persons other than Rising Water Capital.

ANSWER:  The Company has made the requested revisions.  Please note the Company’s revised disclosure in footnote (B) on page 29.

14.
We note the last sentence in footnote (B) on page 26. Please disclose the status of your plan to increase the authorized common stock and your preliminary information statement on Schedule 14C that was last amended on March 21. 2006. If you have abandoned that plan, explain why. Discuss whether the acquisitions and other share issuances disclosed in the Schedule 14C as the reasons for the plan to increase your authorized common stock have been achieved through other means, abandoned or are still pending.

ANSWER:  Please note the Company’s revised disclosure on page 18.  For the purposes of clarity the Company has removed the reference to the previously filed Schedule 14C in footnote (B) and instead discussed the effect the proposed Reverse Split would have on the Rising Water Capital’s beneficial ownership.  In further response to your comment, the Company has discussed the previously filed information statement on Schedule 14C in the Reverse Split Proposal disclosure section.

15.	Disclose the natural person(s) who exercise investment and voting control over the shares beneficially owned by Rising Water Capital and Calfin Trust.

ANSWER: Please note the Company’s revised disclosure in the table on page 29.

Should you have any questions concerning the foregoing responses, please contact Barry I. Grossman at (212) 370-1300.

Very truly yours,

ELEPHANT TALK COMMUNICATIONS, INC.

By:  /s/ Steven van der Velden
Name:   Steven van der Velden
Title:     Chairman, President, CEO

cc:            Barry I Grossman, Esq.
Sarah W. Williams, Esq.